Filed Pursuant to Rule 433

Registration No. 333-202354

BANK OF AMERICA CORPORATION

PREFERRED STOCK, SERIES DD

$1,000,000,000

1,000,000 Depositary Shares, Each Representing a 1/25th Interest in a Share of Bank of

America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series DD

FINAL TERM SHEET

Dated March 7, 2016

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/25th interest in a share of Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series DD

Expected Ratings:	Ba2 (Moody’s) / BB+ (S&P) / BB+ (Fitch)

Size:	$1,000,000,000 ($1,000 per Depositary Share)

Public Offering Price:	$1,000 per Depositary Share

Maturity:	Perpetual

Trade Date:	March 7, 2016

Settlement Date:	March 10, 2016 (T+3)

Dividend Rate (Non-Cumulative):	From March 10, 2016 to, but excluding, March 10, 2026, 6.300% and from and including March 10, 2026, Three-Month LIBOR plus 455.3 basis points

Dividend Payment Dates:	Beginning September 10, 2016, each March 10 and September 10 through March 10, 2026, subject to following business day convention (unadjusted) and thereafter each March 10, June 10, September 10, and December 10 in accordance with the modified following business day convention (adjusted)

Day Count:	From March 10, 2016 to, but excluding, March 10, 2026, 30/360 and thereafter Actual/360

Business Days:	From March 10, 2016, to but excluding, March 10, 2026, New York/Charlotte and thereafter New York/Charlotte/London

Optional Redemption:	Anytime on or after March 10, 2026 and earlier upon certain events involving a capital treatment event as described and subject to limitations in the prospectus supplement dated March 7, 2016 (the “Prospectus Supplement”)

Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Conflict of Interest:

Merrill Lynch, Pierce, Fenner & Smith Incorporated is our affiliate. As such, Merrill Lynch, Pierce, Fenner & Smith Incorporated has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. FINRA Rule 5121 requires that a “qualified independent underwriter” participate in the preparation of the Prospectus Supplement and exercise the usual standards of due diligence with respect thereto.

Goldman, Sachs & Co., the qualified independent underwriter, or QIU, will not receive any additional fees for serving as a QIU in connection with this offering. The Issuer will indemnify the QIU against liabilities incurred in connection with acting as such, including liabilities under the Securities Act.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is not permitted to sell depositary shares in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. As a result, to the extent required under applicable regulations, before entering into any contract with, or for, a customer for the purchase or sale of such security, Merrill Lynch, Pierce, Fenner & Smith Incorporated will disclose to such customer the existence of such control, and if such disclosure is not made in writing, it will be supplemented by the giving or sending of written disclosure at or before the completion of the transaction.

Senior Co-Managers:

Goldman, Sachs & Co.

ABN AMRO Securities (USA) LLC

ANZ Securities, Inc.

BBVA Securities Inc.

BB&T Capital Markets,

    a division of BB&T Securities, LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Commerz Markets LLC

Danske Markets Inc.

Deutsche Bank Securities Inc.

Erste Group Bank AG

ING Financial Markets LLC

Lloyds Securities Inc.

Mizuho Securities USA Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

Rabo Securities USA, Inc.

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

The Huntington Investment Company

Wells Fargo Securities, LLC

Junior Co- Managers:	Blaylock Beal Van, LLC CastleOak Securities, L.P. Lebenthal & Co., LLC Mischler Financial Group, Inc.

CUSIP/ISIN for the Depositary Shares:	060505EU4 / US060505EU46

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.